JG



SEC Mail Processing Section 16021487

JUN 2016

Washington DC 409

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 5156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/15 (MM/DD/YY) AND ENDING 04/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. KAWANO & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1149 Bethel Street, Suite 503
(No. and Street)

Honolulu (City) HI (State) 96813-2212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melvin Kawano (808) 538-3681
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAYA, ODO & LOO
(Name – *if individual, state last, first, middle name*)

1299 S Beretania St., Suite 300 (Address) Honolulu (City) HI (State) 96814-1518 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AKB

OATH OR AFFIRMATION

I, Melvin Kawano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. Kawano & Co., Inc., as of April 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public BRENDA M.K. AU

My Commission Expires MAY 17 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Document Date: 4/30/2016 # Pages: 18

Notary Name: BRENDA M.K. AU First Circuit

Doc. Description: Annual Audited Report Form X-17A-5 Part III

Notary Signature

Date JUN 15 2016

H. KAWANO & CO., INC.

INDEPENDENT AUDITORS' REPORT

April 30, 2016

Kaya, Odo & Loo
Certified Public Accountants
Honolulu, Hawaii

KAYA, ODO & LOO
Certified Public Accountants
Honolulu, Hawaii

June 3, 2016

INDEPENDENT AUDITORS' REPORT

Board of Directors
H. Kawano & Co., Inc.
1149 Bethel Street, Room 503
Honolulu, Hawaii 96813

We have audited the accompanying financial statements of H. Kawano & Co., Inc. which comprise the balance sheet as of April 30, 2016, and the related statements of income and retained earnings, cash flows and changes in stockholders' equity for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H. Kawano & Co., Inc. as of April 30, 2016, and the results of its operations and its cash flows and changes in stockholders' equity for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report of Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements referred to above taken as a whole. The information contained in Schedules 1 through 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements referred to above and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaya, Odo + Loo

EXHIBIT A

H. Kawano & Co., Inc.

BALANCE SHEET

April 30, 2016

ASSETS

Cash	$ 47,330
Marketable securities owned by firm:	
Investment account, at market value	81,820
Prepaid expenses	907
Furniture and equipment, at cost, net of accumulated depreciation	575
Rental deposits	2,469
	$133,101

LIABILITIES AND STOCKHOLDERS' EQUITY

Deferred income taxes	$ 16,801
Stockholders' equity	
Common A voting, $1.00 par value, authorized 100,000 shares, issued 81,870 shares	81,870
Common B non-voting, $1.00 par value, authorized 100,000 shares, issued 91,715 shares	91,715
Additional paid-in capital	49,583
Retained earnings (Exhibit B)	239,861
Accumulated other comprehensive income	22,271
Less treasury shares, 61,870 of Common A and 91,715 of Common B, at cost	(369,000)
	116,300
	$133,101

The accompanying notes are an integral part of these statements.

EXHIBIT B

H. Kawano & Co., Inc.

STATEMENT OF INCOME AND RETAINED EARNINGS

For the year ended April 30, 2016

REVENUES	
Commissions	$ 300,577
Dividends and capital gain distribution	7,327
	307,904
EXPENSES	
Payroll	202,880
Rent	27,954
Taxes, other than income	29,441
Employee accommodations	23,662
Utilities	5,608
Office supplies and postage	1,393
Professional services	6,000
Insurance	3,696
Dues and subscriptions	200
Repairs and maintenance	53
	300,887
Income before income taxes	7,017
INCOME TAXES	(800)
Net income	6,217
RETAINED EARNINGS AT BEGINNING OF YEAR	233,644
RETAINED EARNINGS AT END OF YEAR	$ 239,861

The accompanying notes are an integral part of these statements.

EXHIBIT C

H. Kawano & Co., Inc.

STATEMENT OF CASH FLOWS

For the year ended April 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (Exhibit B)	$ 6,217
Adjustments to reconcile net income to net cash provided from operating activities	
Changes in assets and liabilities:	
Prepaid expenses	(4)
Net cash provided from operating activities	6,213
CHANGE IN CASH	6,213
CASH AT BEGINNING OF YEAR	41,117
CASH AT END OF YEAR	$ 47,330
SUPPLEMENTARY DISCLOSURES OF CASH FLOWS INFORMATION	
Cash paid during the year for:	
Income taxes	$ 800

The accompanying notes are an integral part of these statements.

EXHIBIT D

H. Kawano & Co., Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended April 30, 2016

Common shares		
Balance at beginning and end of year	$ 173,585	
Additional paid-in capital		
Balance at beginning and end of year	$ 49,583	
Retained earnings		
Balance at beginning of year	$ 233,644	
Net income for the year	6,217	$ 6,217
Balance at end of year	$ 239,861	
Accumulated other comprehensive income, net of tax		
Balance at beginning of year	$ 26,740	
Unrealized gain on securities		
Unrealized holding loss arising during the period	(4,469)	(4,469)
Comprehensive income		$ 1,748
Balance at end of year	$ 22,271	
Treasury shares		
Balance at beginning and end of year	$ 369,000	
Total stockholders' equity	$ 116,300	

The accompanying notes are an integral part of these statements.

H. Kawano & Co., Inc.

NOTES TO FINANCIAL STATEMENTS

April 30, 2016

Note 1: Summary of Significant Accounting Policies

Nature of Business Activity

The Company operates as a mutual fund retailer on an application way basis.

Marketable Securities

The Company classifies its marketable securities as available for sale and they are carried at fair value. Fair values are generally based upon quoted market prices. Realized gains and losses determined using the average cost method are included in earnings. Unrealized gains and losses based on the difference between cost and fair value are reported in other comprehensive income.

Depreciation

Depreciation on furniture and equipment is computed on the straight-line method using estimated useful lives of 5-7 years and the accelerated cost recovery method.

Income Taxes

Deferred taxes are provided on a liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred income taxes reflect the tax effect on the unrealized gain on marketable securities.

The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of April 30, 2016, the Company's federal and various state tax returns generally remain open for the last three years.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. Kawano & Co., Inc.

NOTES TO FINANCIAL STATEMENTS

April 30, 2016

Note 2: Net Capital

As a member of the Financial Industry Regulatory Authority, the Company was required at April 30, 2016 to maintain a net capital of $5,000 and net capital ratio not to exceed 15 to 1. The net capital of the Company was $100,076 and the net-capital ratio was 0 to 1 at April 30, 2016.

Note 3: Lease Commitments

The Company has a 2 year lease agreement for its Honolulu business premises that expired on October 31, 2012. It is currently on a month to month basis. The Los Angeles office has a lease agreement for its business premises that expired on November 30, 2000 and is currently on a month to month basis.

Note 4: Subsequent Events

The Company has evaluated all subsequent events to the balance sheet date of April 30, 2016 through the date the financial statements were available to be issued, June 3, 2016. The Company has determined there are no subsequent events that require recognition or disclosure in these financial statements.

Schedule 1

H. Kawano & Co., Inc.

COMPUTATION OF NET CAPITAL

April 30, 2016

Total ownership equity (Exhibit D)		$116,300
Less ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		116,300
Add subordinated liabilities		-
Total capital and allowable subordinated liabilities		116,300
Less non-allowable assets		(3,951)
Net capital before haircuts on securities		112,349
Less: Haircuts on securities	$12,273	
Undue concentration	-	(12,273)
Net capital		$100,076
Minimum net capital required		$ 0
Minimum dollar net capital required		$ 5,000
Net capital requirement (greater of the above)		$ 5,000
Excess net capital		$ 95,076
Excess net capital at 100% less greater of 10% of liabilities or 120% of minimum dollar net capital		$ 94,076
Liabilities		$ 0
Percentage of aggregate indebtedness to net capital		0

Schedule 2

H. Kawano & Co., Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3

April 30, 2016

EXEMPTIVE PROVISIONS
Exemption from Rule 15c3-3 is claimed under Section (k)(1)

Schedule 3

RECONCILIATION

April 30, 2016

As required by Rule 17a-5(d)(4), Schedule 1 was reconciled to the corresponding unaudited most recent Part IIA filing and there were no material differences.

Schedule 4

SIPC MEMBERSHIP

April 30, 2016

As a member of SIPC, the Company has filed Form SIPC-6 and Form SIPC-7 for the fiscal year ended April 30, 2016.

As per Rule 4360, the Company has a $100,000 fidelity bond with a cancellation rider.

H. Kawano & Co., Inc.

SEC Rule 17a-5

Exemption Report

H. Kawano & Co., Inc. claims an exemption from Rule 15c3-3 under the provision in paragraph (k)(1) - Limited Business (Mutual Funds only).

H. Kawano & Co., Inc. has met the above-mentioned exemption provision throughout our fiscal year ended April 30, 2016 without exception.

KAYA, ODO & LOO
Certified Public Accountants
Honolulu, Hawaii

June 3, 2016

Board of Directors
H. Kawano & Co., Inc.
1149 Bethel Street, Room 503
Honolulu, Hawaii 96813

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying H. Kawano & Co., Inc. Exemption Report, in which (1) H. Kawano & Co., Inc. identified the following provisions of Rule 15c3-3 under which H. Kawano & Co., Inc. claimed an exemption under paragraph (k)(1) and (2) H. Kawano & Co., Inc. stated that H. Kawano & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. H. Kawano & Co., Inc.'s management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about H. Kawano & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kaya, Odo + Loo

KAYA, ODO & LOO
Certified Public Accountants
Honolulu, Hawaii

June 3, 2016

Board of Directors
H. Kawano & Co., Inc.
1149 Bethel Street, Room 503
Honolulu, Hawaii 96813

Accountant's Report on Material Inadequacies
as required by Rule 17a-5(j)

Our audit of H. Kawano & Co., Inc. for the year ended April 30, 2016 did not disclose any material inadequacies existing or found to have existed since the date of the previous audit.

Kaya, Odo + Loo

KAYA, ODO & LOO
Certified Public Accountants
Honolulu, Hawaii

June 3, 2016

Board of Directors
H. Kawano & Co., Inc.
1149 Bethel Street, Room 503
Honolulu, Hawaii 96813

We have examined the financial statements of H. Kawano & Co., Inc. for the period ended April 30, 2016, and have issued our report thereon dated June 3, 2016. As part of our examination, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (ii) in making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) in obtaining and maintaining physical possession or control of all fully paid securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended April 30, 2016, which was made for the purposes set forth in the first paragraph and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weaknesses that we believe to be material.

Kaya, Odo + Loo